Exhibit 99.1

ALTAGAS LTD. ANNOUNCES CLOSING OF ITS ACQUISITION OF WGL HOLDINGS, INC.

Transformational Acquisition Enhances AltaGas’ Position as a Leading North American Clean Energy Infrastructure Company with Strong Growth Opportunities in Midstream, Power and Utilities

Calgary, Alberta (July 6, 2018)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today the closing of its approximately $9 billion acquisition of WGL Holdings, Inc. (WGL), creating a North American leader in the clean energy economy.

The combination of AltaGas and WGL supports AltaGas’ long-term vision and strategy, and results in a company with an enterprise value of over $17 billion, a presence in over 30 states and provinces, and approximately $6 billion in growth opportunities. AltaGas’ diversified and balanced portfolio of assets provides stability and predictability, with approximately 80 percent of 2019 EBITDA expected to come from its regulated gas distribution utilities and medium to long-term contracts underpinning combined Midstream and Power assets.

“AltaGas is well positioned to strengthen its North American clean energy platform and drive growth across all three business segments, Gas, Power and Utilities, while continuing to deliver exceptional customer service,” said David Harris, President and CEO of AltaGas. “The combined forces of AltaGas and WGL will expand clean energy choices for our customers and enhance AltaGas’ position as a leading North American clean energy infrastructure company.”

Combined Midstream Business Provides Producers with Global Market Access

AltaGas is now positioned to actively participate in energy export projects on both coasts of North America, and has a presence in the two most prolific gas plays — the Montney and Marcellus.  With its ownership interest in Canada’s first west coast propane export terminal — the Ridley Island Propane Export Terminal which is scheduled to be completed in Q1 of 2019 — AltaGas is ideally positioned to move natural gas liquids to premium Asian markets. In the Marcellus region, AltaGas connects low cost producers with high growth U.S. end-use markets and the Cove Point liquefied natural gas (LNG) terminal, which provides access for LNG exports off the east coast.

High Quality Utility Assets Underpinned by Regulated, Low Risk Cash Flow

Serving approximately 1.8 million customers with a rate base of approximately $4.5 billion, AltaGas’ utilities across North America deliver safe, reliable and clean natural gas to homes and businesses in eight jurisdictions.  Washington Gas serves high growth areas driving customer additions, general system betterment and accelerated replacement programs. AltaGas expects to grow its Utility rate base to approximately $7 billion by the end of 2021.

Generating Clean Energy with Natural Gas and Renewable Sources

With a clean power generation footprint covering hydroelectric, wind, small scale solar, biomass, and energy storage, AltaGas sees tremendous opportunity across North America to expand its clean energy offerings. The recent build and performance of the Pomona Energy Storage asset, as well as compelling value realization from the North West British Columbia Hydro Electric facilities, underscore our sustainable development capabilities as AltaGas continues to explore expansion opportunities.

“We have a clear path for profitable growth in each of our businesses well into the future,” continued Mr. Harris.  “We expect to maintain visible dividend growth and balance this with investments in growth opportunities in each of our business segments. Fundamental to all this is also strengthening our balance sheet and maintaining an investment grade credit rating.

“Ultimately, we believe this approach will provide the greatest value creation for shareholders, while continuing to deliver on our commitments to our customers and other stakeholders,” concluded Mr. Harris.

Executive Team Transition

With the closing of the WGL acquisition, Terry McCallister will be retiring, as Chief Executive Officer of WGL, after a career that spanned 18 years, including the last nine as Chairman and CEO. AltaGas has committed that at least one current member of the WGL board of directors will be recommended to the AltaGas board of directors. Mr. McCallister has agreed to join the AltaGas board of directors, subject to formal acceptance by the Board. Adrian Chapman will succeed Mr. McCallister as President and Chief Executive Officer of Washington Gas.  Mr. Chapman currently serves as President and Chief Operating Officer and has been a key part of WGL’s team for more than 36 years.

“This transaction is a powerful one,” stated Mr. Terry McCallister, Chief Executive Officer of WGL.  “Our combined forces will allow us to capitalize on the important inflection point in the clean energy economy by investing in projects like battery storage and other renewables. The assets and opportunities of the combined companies will provide for our customers’ energy needs today and tomorrow.”

Funding Strategy for WGL

AltaGas has funded the acquisition of WGL through a fully backstopped US $3 billion bridge facility as well as the $2.6 billion in equity proceeds raised in the February 2017 subscription receipt offering and private placement.

On June 22, 2018, AltaGas received $922 million through the previously announced sale of a 35 percent indirect equity interest in the North West British Columbia Hydro Electric facilities. Accordingly, at closing, AltaGas drew US $2.3 billion on the bridge facility.  AltaGas expects to rapidly repay the funds drawn on the bridge facility through further asset monetizations, as well as offerings of senior debt and hybrid securities.

Transaction Details

As previously announced, WGL shareholders receive US$88.25 in cash per WGL share.  As a result of the closing, WGL’s common stock is being delisted from the New York Stock Exchange, and WGL shareholders will be provided with instructions on how to receive the merger consideration for their shares by Computershare Trust Company, N.A. in its capacity as paying agent for the transaction.

Subscription Receipt Conversion

With the closing of the acquisition and in accordance with the terms of the subscription receipts, each outstanding subscription receipt of AltaGas has been automatically exchanged, without payment of additional consideration, for one common share of AltaGas.  Subscription receipt holders of record on June 25, 2018 will receive a final dividend equivalent payment of $0.1825 per subscription receipt held, net of applicable withholding taxes, representing the dividends declared on AltaGas’ common shares on June 11, 2018. Holders of the subscription receipts are not required to take any action in order to receive the common shares to which they are entitled. Trading of the subscription receipts will be halted on the Toronto Stock Exchange (“TSX”) prior to market opening on July 9, 2018 and AltaGas expects that the subscription receipts will be delisted by the TSX after close of trading on July 9, 2018.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “can”, “will”, “be”, “intend”, “possible”, “plan”, “develop”, “anticipate”, “target’, “believe”, “seek”, “propose”, “continue”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This news release contains forward-looking statements with respect to, among other things, the expected scale of growth opportunities; the expected composition of 2019 EBITDA; the benefits of the acquisition; the expected timing go RIPET; the expected growth in the Utilities segment, including rate base growth; the expected expansion of clean energy offerings; the expected dividend growth and conservative payout ratio; expected investment in growth opportunities across business segments; expected strengthening of the balance sheet and maintenance of an investment grade credit rating; anticipated leadership at WGL; expected repayment of the bridge facilities; expected asset monetization and securities offerings; and the expected subscription receipt conversion and associated process, including receipt of the dividend equivalent payment and the trading halt of the subscription receipts. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: expected commodity supply, demand and pricing; volumes and rates; exchange rates; inflation; interest rates; credit rating; regulatory approvals and policies; future operating and capital costs; project completion dates; capacity expectations; implications of recent U.S. tax legislation changes; the outcomes of significant commercial contract negotiations; financing of the WGL Acquisition; and timing and completion of the WGL Acquisition.  AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the acquisition of WGL, the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.